                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               ProSource, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   743479 10 7
                                 (CUSIP Number)

                               Onex Corporation
                              Canada Trust Tower
                         161 Bay Street -- 49th Floor
                       Toronto, Ontario M5J 2S1 Canada
                         Attention: Ewout R. Heersink
                                (416) 362-7711
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Joel I. Greenberg, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                               January 29, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                             Page 1 of __ pages.
                                                       Exhibit Index on page 10.

                                       13D

---------------------                                    -----------------------
CUSIP No. 743479 10 7                                    Page  2 of        Pages
          -----------                                        ----   -------
---------------------                                    -----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ONEX DHC LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
                 WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Wyoming
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                          - 0 -
                  --------------------------------------------------------------
   NUMBER OF      8    SHARED VOTING POWER
    SHARES             5,451,242 shares of Class A Common Stock, including (i)
 BENEFICIALLY          500,000 shares of Class A Common Stock (the "Class A
   OWNED BY            Shares"), and (ii) 4,951,242 shares of Class A Common
     EACH              Stock issuable upon conversion of Class B Common Stock of
   REPORTING           the Issuer; each share of Class B Common Stock is
  PERSON WITH          presently convertible into a share of Class A Common
                       Stock.
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                          - 0 -
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,451,242 shares of Class A Common Stock, including (i)
                       the 500,000 Class A Shares, and (ii) 4,951,242 shares of
                       Class A Common Stock issuable upon conversion of Class B
                       Common Stock of the Issuer; each share of Class B Common
                       Stock is presently convertible into a share of Class A
                       Common Stock.
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,451,242 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 4,951,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        64.6% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock. 80.1% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                 00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

---------------------                                    -----------------------
CUSIP No. 743479 10 7                                    Page  3 of        Pages
          -----------                                        ----   -------
---------------------                                    -----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 ONEX Corporation
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
                 AF
                 WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ontario, Canada
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                          - 0 -
                  --------------------------------------------------------------
   NUMBER OF      8    SHARED VOTING POWER
    SHARES             5,736,956 shares of Class A Common Stock, including (i)
 BENEFICIALLY          the 500,000 Class A Shares, and (ii) 5,236,956 shares of
   OWNED BY            Class A Common Stock issuable upon conversion of Class B
     EACH              Common Stock of the Issuer; each share of Class B Common
   REPORTING           Stock is presently convertible into a share of Class A
  PERSON WITH          Common Stock.
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                          - 0 -
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,736,956 shares of Class A Common Stock, including (i)
                       the 500,000 Class A Shares, and (ii) 5,236,956 shares of
                       Class A Common Stock issuable upon conversion of Class B
                       Common Stock of the Issuer; each share of Class B Common
                       Stock is presently convertible into a share of Class A
                       Common Stock.
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,736,956 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 5,236,956 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        65.7% of the Issuer's Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock. 84.7% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

---------------------                                    -----------------------
CUSIP No. 743479 10 7                                    Page  4 of        Pages
          -----------                                        ----   -------
---------------------                                    -----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Gerald W. Schwartz
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
                 AF
                 WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ontario, Canada
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                          - 0 -
                  --------------------------------------------------------------
   NUMBER OF      8    SHARED VOTING POWER
    SHARES             5,736,956 shares of Class A Common Stock, including (i)
 BENEFICIALLY          the 500,000 Class A Shares, and (ii) 5,236,956 shares of
   OWNED BY            Class A Common Stock issuable upon conversion of Class B
     EACH              Common Stock of the Issuer; each share of Class B Common
   REPORTING           Stock is presently convertible into a share of Class A
  PERSON WITH          Common Stock.
                  --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                          - 0 -
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,736,956 shares of Class A Common Stock, including (i)
                       the 500,000 Class A Shares, and (ii) 5,236,956 shares of
                       Class A Common Stock issuable upon conversion of Class B
                       Common Stock of the Issuer; each share of Class B Common
                       Stock is presently convertible into a share of Class A
                       Common Stock.
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,736,956 shares of Class A Common Stock, including (i) the 500,000 Class A Shares, and (ii) 5,236,956 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        65.7% of the Issuer's Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock. 84.7% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

---------------------                                    -----------------------
CUSIP No. 743479 10 7                                    Page  5 of        Pages
          -----------                                        ----   -------
---------------------                                    -----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ONEX OMI  LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                               -0-
                  --------------------------------------------------------------
   NUMBER OF      8    SHARED VOTING POWER
    SHARES             285,714 shares of Class A Common Stock issuable upon
 BENEFICIALLY          conversion of Class B Common Stock of the Issuer; each
   OWNED BY            share of Class B Common Stock is presently convertible
     EACH              into a share of Class A Common Stock.
   REPORTING
  PERSON WITH     --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                              -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       285,714 shares of Class A Common Stock issuable upon
                       conversion of Class B Common Stock of the Issuer; each
                       share of Class B Common Stock is presently convertible
                       into a share of Class A Common Stock.
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        285,714 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.6% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock; 4.6% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                  00
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

---------------------                                    -----------------------
CUSIP No. 743479 10 7                                    Page  6 of        Pages
          -----------                                        ----   -------
---------------------                                    -----------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ONEX OHIO LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
                              -0-
                  --------------------------------------------------------------
   NUMBER OF      8    SHARED VOTING POWER
    SHARES             379,242 shares of Class A Common Stock issuable upon
 BENEFICIALLY          conversion of Class B Common Stock of the Issuer; each
   OWNED BY            share of Class B Common Stock is presently convertible
     EACH              into a share of Class A Common Stock.
   REPORTING
  PERSON WITH     --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                              -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       379,242 shares of Class A Common Stock issuable upon
                       conversion of Class B Common Stock of the Issuer; each
                       share of Class B Common Stock is presently convertible
                       into a share of Class A Common Stock.
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        379,242 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock.
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              |_|
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.8% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock; 6.1% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D

            This Amendment No. 2 dated January 30, 1998 to Schedule 13D dated November 25, 1996, as previously amended by Amendment No. 1 thereto dated January 10, 1997 (the "Schedule 13D"), relates to the shares of Class A Common Stock, par value $.01 per share, of ProSource, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings given thereto in the Schedule 13D.

            Items 4 and 6 of the Schedule 13D are hereby amended as follows:


Item 4. PURPOSE OF TRANSACTION.

            On January 29, 1998, AmeriServe Food Distribution, Inc. ("Parent"), Steamboat Acquisition Corp. ("Merger Sub") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") under which they have agreed that, subject to satisfaction of the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") and under which, in connection with the Merger, each outstanding share of the Company's Class A common stock, par value $.01 per share, and Class B common stock, par value $.01 per share (the "Common Stock"), will be converted into the right to receive $15.00 per share. The Merger Agreement is filed herewith as Exhibit 1 and is incorporated by reference herein.

            Concurrently with the execution of the Merger Agreement, Onex DHC LLC, Onex OMI LLC, ProSource Executive Investco LLC, and Onex Ohio LLC (collectively, the "Stockholders") entered into a Voting Agreement, dated as of January 29, 1998, with Parent and Merger Sub (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholders have each agreed to vote their shares of Common Stock in favor of the Merger and the approval of the Merger Agreement and against any transaction which is inconsistent therewith, granted Merger Sub their


                                                             Page 7 of __ pages.

irrevocable proxy to vote their shares of Common Stock in such manner and agreed to certain restrictions on transfer of their shares of Common Stock. In addition, pursuant to the Voting Agreement, the Stockholders have granted to Merger Sub an option to purchase their shares of Common Stock for a purchase price of $15 per share in the event that the Merger Agreement is terminated (other than a termination upon mutual consent or a termination by the Issuer based on an actual material breach by the Parent of its obligations under the Merger Agreement). The Voting Agreement is filed herewith as Exhibit 2 and is incorporated by reference herein.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO THE SECURITIES
            OF THE ISSUER.
            See Item 4.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement & Plan of Merger, dated as of January 29, 1998, by and among Parent, Merger Sub and the Issuer.

            2. Voting Agreement, dated as of January 29, 1998, among Stockholders, Parent and Merger Sub.


                                                             Page 8 of __ pages.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 1998

                                 ONEX DHC LLC


                                 By:   /s/ Donald F. West
                                      --------------------------
                                       Name:  Donald F. West
                                       Title: Authorized Signatory

                                 ONEX CORPORATION


                                 By:  /s/ Anthony Munk
                                      --------------------------
                                       Name:  Anthony Munk
                                       Title: Authorized Signatory


                                 /s/ Anthony Munk
                                 -------------------------------
                                 Authorized Signatory for
                                 Gerald W. Schwartz

                                 ONEX OMI LLC


                                 By:   /s/ Donald F. West
                                      --------------------------
                                       Name:  Donald F. West
                                       Title: Authorized Signatory

                                 ONEX OHIO LLC


                                 By:   /s/ Donald F. West
                                      --------------------------
                                       Name:  Donald F. West
                                       Title: Authorized Signatory


                                                             Page 9 of __ pages.

                                  Exhibit Index

1. Agreement and Plan of Merger, dated as of January 29, 1998, by and among Parent, Merger Sub and the Issuer.

2. Voting Agreement, dated as of January 29, 1998, among Stockholders, Parent and Merger Sub.


                                                           Page 10 of __ pages.